                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                        (Pursuant to Section 13(e)(l) of
                      the Securities Exchange Act of 1934)

                             ThermoLase Corporation
                             ----------------------
                                (Name of Issuer)

                             ThermoLase Corporation
                             ----------------------
                      (Name Of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)
                                    883624108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                           --------------------------

                          Sandra L. Lambert, Secretary
                             ThermoLase Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02254-9046
                            Telephone: (617) 622-1000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)


     Seth H. Hoogasian, Esq.          - copies to -      David E. Redlick, Esq.
Vice President and General Counsel                         Hale and Dorr LLP
     ThermoLase Corporation                                 60 State Street
 c/o Thermo Electron Corporation                            Boston, MA 02109
         81 Wyman Street                               Telephone: (617) 526-6000
     Waltham, MA 02254-9046
    Telephone: (617) 622-1000

                                  March 6, 1997
                       -----------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


      Transaction Value (1)                       Amount of Filing Fee (2)
         $37,458,107                                      $7,492

(1) Calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based upon the market value of the securities to be received by the acquiring person as established in accordance with Rule 0-11(a)(4) under the Exchange Act. Calculated using the average of the high and low prices of the Common Stock of ThermoLase Corporation on the American Stock Exchange on March 3, 1997, plus $3.00.

(2) The filing fee has been offset as provided by Rule 0-11(a)(2) under the Exchange Act.

     Amount previously paid: $11,402 Filing Parties:  ThermoLase Corporation
                                                      Thermo Electron Corporation

     Form or registration nos.: Form S-4 (333-19633)     Date filed: January 13, 1997
                                Form S-4 (333-19633-01)

Item 1.   Security and Issuer.

          (a) The issuer of the securities is ThermoLase Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 10455 Pacific Center Court, San Diego, California 92121-4339.

          (b) Upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 6, 1997 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the Letter of Transmittal attached hereto as Exhibit
(a)(2) (the "Letter of Transmittal"), the Company is offering to exchange one unit (a "Unit") consisting of one share of Common Stock, $.01 par value per share (the "Common Stock"), and one redemption right (each, a "Redemption Right") for each share of Common Stock outstanding (each, a "Share") plus an additional payment (the "Additional Payment") of $3.00, payable either (i) in cash (the "Additional Cash Payment") or (ii) by delivery of additional Shares having a value equal to the aggregate Additional Payment (the "Offer"). No more than 2,000,000 Units will be issued by the Company. Each Redemption Right will entitle the holder thereof to sell the related share of Common Stock to the Company for $20.25 during the first 20 business days after the fourth anniversary of the Expiration Date (as defined in the Offer to Exchange). The Redemption Right will not detach or trade separately from the related share of Common Stock (but instead will trade together with the related share of Common Stock as a Unit) and will expire and become worthless if the closing price of the Common Stock is at least $26.00 for 20 of any 30 consecutive trading days after the Expiration Date. In the event of the expiration of the Redemption Right, each Unit

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will automatically become and will trade as, one share of Common Stock. The
Company's obligations under the Redemption Rights will be guaranteed on a subordinated basis by Thermo Electron Corporation ("Thermo Electron"), the Company's ultimate parent corporation. The Offer is subject to certain conditions, including there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares and related Additional Cash Payments, if applicable, as would result in the issuance of at least 500,000 Units, and the listing of the Units on the American Stock Exchange, subject to official notice of issuance. The Sections of the Offer to Exchange captioned "THE OFFER TO EXCHANGE -- Terms of the Offer to Exchange," "--Interests of Certain Persons in Offer" and "MARKET PRICE INFORMATION" are incorporated herein by reference.

          (c) The Section of the Offer to Exchange captioned "MARKET PRICE INFORMATION" is incorporated herein by reference.

          (d)  Not applicable.


Item 2.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          (a) The Sections of the Offer to Exchange captioned "THE OFFER TO EXCHANGE -- Terms of the Offer to Exchange" and "DESCRIPTION OF SECURITIES" are incorporated herein by reference.

          (b)  Not applicable.

Item 3.   Purpose of the Tender Offer and Plans or Proposals
          of The Issuer or Affiliate.
          --------------------------------------------------

          The Section of in the Offer to Exchange captioned "THE OFFER TO EXCHANGE --Terms of the Offer to Exchange" and "--Purpose of the Offer" are incorporated herein by reference.

Item 4.   Interest in Securities of the Issuer.
          ------------------------------------

          The Section of the Offer to Exchange captioned "TRANSACTIONS IN SECURITIES" is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.
          --------------------------------------------------------

          The description of the Guarantee Agreement dated as of March 5, 1997 between the Company and Thermo Electron contained in the Section of the Offer to Exchange titled "DESCRIPTION OF SECURITIES -- The Guarantees" is incorporated herein by reference. Other than the Guarantee Agreement, there are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Offer made by the Company pursuant to the Offer to Exchange required to be disclosed under Item 5 of Schedule 13E-4.

Item 6.   Persons Retained, Employed or to Be Compensated.
          -----------------------------------------------

          The Sections of the Offer to Exchange captioned "THE OFFER TO EXCHANGE -- Payment of Fees and Expenses; Transfer Taxes" and "--Exchange Agent; Information Agent" are incorporated herein by reference.


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



Item 7.   Financial Information.
          ---------------------

          (a)(1) See the Consolidated Balance Sheet as of September 28, 1996 and September 30, 1995, the Consolidated Statement of Operations for the fiscal years ended September 28, 1996, September 30, 1995 (unaudited) and December 31, 1994, and the nine months ended September 30, 1995, the Consolidated Statement of Cash Flows for the fiscal years ended September 28, 1996, September 30, 1995 (unaudited) and December 31, 1994, and the nine months ended September 30, 1995, the Consolidated Statement of Stockholders' Investment and Common Stock Subject to Redemption for the fiscal year ended September 28, 1996, the nine months ended September 30, 1995 and the fiscal year ended December 31, 1994 and the Notes to Consolidated Financial Statements, which were filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in Exhibit 13 to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1996 and incorporated herein by reference.

          (a)(2) See the Consolidated Balance Sheet as of December 28, 1996 (unaudited), the Consolidated Statement of Operations for the three months ended December 28, 1996 (unaudited) and December 30, 1995 (unaudited), the Consolidated Statement of Cash Flows for the three months ended December 28, 1996 (unaudited) and December 30, 1995 (unaudited) and the Notes to the Consolidated Financial Statements, which were filed with the Commission pursuant to the Exchange Act in

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



the Company's Quarterly Report on Form 10-Q, as amended, for the quarter ended December 28, 1996 and incorporated herein by reference.

          (a)(3) Not applicable.

          (a)(4) At September 28, 1996, the end of the Company's most recent fiscal year, the book value per share of the Company's Common Stock was $1.94. For the book value per share at December 28, 1996, see the Tables in the Offer to Exchange captioned "Pro Forma Condensed Balance Sheet - Share Only Exchange" and "Pro Forma Condensed Balance Sheet - Share and Cash Exchange," which are incorporated herein by reference.

          (b) The Tables in the Offer to Exchange captioned "Pro Forma Condensed Balance Sheet - Share Only Exchange" and "Pro Forma Condensed Balance Sheet - Share and Cash Exchange" are incorporated herein by reference.

Item 8.   Additional Information.
          ----------------------

          (a)    Not applicable.

          (b) The Offer is conditioned upon, among other things, the listing of the Units on the American Stock Exchange.

          (c)    Not applicable.

          (d)    Not applicable.

          (e)    The Offer to Exchange is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits.
          --------------------------------

          (a)(1) Offer to Exchange.

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          (a)(2) Letter of Transmittal of the Company for use in connection with the Offer to Exchange.

          (a)(3) Notice of Guaranteed Delivery to be used to accept the Offer to Exchange if Shares or, if applicable, Additional Cash Payments are not immediately available.

          (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees for use in connection with the Offer to Exchange.

          (a)(5) Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Nominees for whose account the foregoing hold shares of Common Stock in their names.

          (a)(6) Press Release, dated December 19, 1996.

          (b)(1) None.

          (c) Guarantee Agreement dated as of March 5, 1997 between ThermoLase Corporation and Thermo Electron Corporation.

          (d) Tax Opinion of Hale and Dorr LLP (included as Exhibit 8.1 to the Company's Registration Statement on Form S-4 (File No. 333-19633) and incorporated herein by reference.

          (e)    Offer to Exchange (See Item (a)(1)).

          (f)    None.















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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 5, 1997                  By: /s/ John C. Hansen
                                          -------------------------------------
                                          John C. Hansen,
                                          President and Chief Executive Officer

                                Index to Exhibits
                                -----------------

         Exhibit No.     Description
         -----------     -----------

         (a)(1)          Offer to Exchange.
         (a)(2) Letter of Transmittal of the Company for use in connection with the Offer to Exchange.
         (a)(3) Notice of Guaranteed Delivery to be used to accept the Offer to Exchange if Shares or, if applicable, Additional Cash Payments are not immediately available.
         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees for use in connection with the Offer to Exchange.
         (a)(5) Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Nominees for whose account the foregoing hold shares of Common Stock in their names.
         (a)(6)          Press Release, dated December 19, 1996.
         (c) Guarantee Agreement dated as of March 5, 1997 between ThermoLase Corporation and Thermo Electron Corporation.
         (d)             Tax Opinion of Hale and Dorr LLP (included as Exhibit
                         8.1 to the Company's Registration Statement on Form S-4 (File No. 333-19633) and incorporated herein by reference.
         (e)             Offer to Exchange (See Item (a)(1)).









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